VRI BioMedical


03029908


SEC MAIL PROCESSING
RECEIVED
SEP - 8 2003
WASH. D.C. 188 SECTION

26 August 2003

Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

Re: File Number 82-34683-VRIBY

Please see attached provided pursuant to Section 12g3-2(b) – file number 82-34683.

Yours faithfully

John Frame
Company Secretary

dlw 9/9

VRI BioMedical

22nd July 2003

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam

Issue of shares to Placement Investors

As announced to the Australian Stock Exchange on 10th July 2003, the Directors confirm that 6,000,000 fully paid ordinary VRI BioMedical Limited (VRI) shares have been issued to institutional and sophisticated investors pursuant to a placement arrangement at $0.25c per share that raised $1.5 million.

In order to comply with the secondary trading provisions of the Corporations Act 2001 (Cth) (**Act**), VRI advises that, in relation to the Shares, it relies on Class Order 02/1180 issued by the Australian Securities and Investments Commission, which grants relief from the secondary trading provisions, in that:

The Shares issued by VRI to the Investors come within the relief specified in Category 1 of Schedule C of the Class Order; and
VRI hereby gives notice to the Australian Stock Exchange that there is no information to be disclosed of the kind that would be required to be disclosed under subsection 713(5) of the Act if a prospectus were issued in reliance on section 713 in relation to an offer of the Shares.

Yours sincerely,



Ron Deane
Chairman

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831 Australia
Phone: (618) 9321 3655 Fax: (618) 9321 3650
www.vribiomedical.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	VRI BioMedical Limited
ABN:	97 084 464 193

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Sally Capp
Date of last notice	16 June 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Sally Capp is a director and shareholder of AHT.
Date of change	21 July 2003
No. of securities held prior to change	Direct interest: 30,300 ordinary shares (VRI) Indirect interest: though directorship and shareholding of Australian Heritage Group Limited (AHT) 8,333,333 ordinary shares (VRI) 3,333,334 listed options (VRIO)
Class	Ordinary shares and listed options
Number acquired	200,000 ordinary shares
Number disposed	3,333,334 listed options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$141,879.03

No. of securities held after change	Direct interest: 30,300 ordinary shares (VRI) Indirect interest: though directorship and shareholding of Australian Heritage Group Limited (AHT) 8,533,333 ordinary shares (VRI)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trades

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(1,063)**	**(4,998)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	a) businesses (item 5)		
	b) equity investments		
	c) intellectual property		
	d) physical non-current assets	0	(41)
	e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	-	(41)
1.14	**Total operating and investing cash flows**	(1,063)	(5,039)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc. – Share Purchase Plan	-	2,000
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings		
1.19	Dividends paid		
1.20	Other (provide details if material)- Capital Raising Costs	(55)	(186)
	Net financing cash flows	(55)	1,814
	Net increase (decrease) in cash held	(1,118)	(3,225)
1.21	Cash at beginning of quarter/year to date	2,468	4,575
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	1,350	1,350

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	26
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

82-34683

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,350	496
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other (provide details) – BANK BILLS	-	1,972
	Total: cash at end of quarter (item 1.22)	1,350	2,468

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	-	-
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: ....

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

Form 604

Corporations Act 2001
Section 671B

Notice of Change of interests of substantial holder

To Company Name/Scheme VRI BIOMEDICAL LIMITED

ACN/ARSN 084 464 193.

1. Details of substantial holder (1)
Name AUSTRALIAN HERITAGE GROUP LIMITED

ACN/ARSN (if applicable) 091 158 593

There was a change of interests of the substantial holder on 21 / 07 / 03

The previous notice was given to the company on 17 / 07 / 03

The previous notice was dated 17 / 07 / 03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous Notice		Present Notice	
	Person's votes	Voting power (5)	Person's Votes	Voting Power
Ordinary shares	8,430,366	13.6%	8,533,333	13.8%

3. Changes in relevant interests

Particulars or each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
21/07/03	Australian Heritage Group Limited	On market purchase	$28,989.33	102,967 ordinary shares	0.2%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Australian Heritage Group Limited	Australian Heritage Group Limited	Australian Heritage Group Limited	Legal	8,533,333	13.8%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
-	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Australian Heritage Group Limited	Level 22 Allendale Square, 77 St Georges Terrace, Perth WA 6000

Signature

print name Greg MacMillan capacity Company Secretary

sign here  date 21 / 07 / 03

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group, if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Included details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement must accompany this form, together with a written stament certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. relevant interest arises because of an option) write "unknown".

(9) Give details, if appropririate, of the present association and any change in that association since the last substantial holding notice.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

VRI BioMedical Limited

ABN

97 084 464 193

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares (VRI)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,000,000 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Fully Paid shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.25c per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Placement
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 July 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
67,849,637	VRI – Ordinary Fully Paid Shares
23,373,768	VRIO – Options expiring 6/3/06 exercisable at 75 cents

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,600,000	VRIAK – Options expiring 23/11/06 exercisable at 75 cents
		300,000	VRIAM – Options expiring 13/6/07 exercisable at 75 cents
		980,000	VRIAO – Options expiring 13/10/05 exercisable at 50 cents
		300,000	VRIAS – Options expiring 22/8/07 exercisable at 75 cents
		750,000	VRIAQ – Options expiring 14/1/08 exercisable at 75 cents

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: .18th July 2003

(Company secretary)

Print name: ...JOHN FRAME

Form 604

Corporations Act 2001
Section 671B

Notice of Change of interests of substantial holder

To Company Name/Scheme VRI BIOMEDICAL LIMITED

ACN/ARSN 084 464 193.

1. Details of substantial holder (1)

Name AUSTRALIAN HERITAGE GROUP LIMITED

ACN/ARSN (if applicable) 091 158 593

There was a change of interests of the substantial holder on 17 / 07 / 03

The previous notice was given to the company on 21 / 06 / 02

The previous notice was dated 21 / 06 / 02

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous Notice		Present Notice	
	Person's votes	Voting power (5)	Person's Votes	Voting Power
Ordinary shares	8,333,333	13.5%	8,430,366	13.6%

3. Changes in relevant interests

Particulars or each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
17/07/03	Australian Heritage Group Limited	On market purchase	$27,318.68	97,033 ordinary shares	0.1%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Australian Heritage Group Limited	Australian Heritage Group Limited	Australian Heritage Group Limited	Legal	8,430,366	13.6%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
-	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Australian Heritage Group Limited	Level 22 Allendale Square, 77 St Georges Terrace, Perth WA 6000



Signature

print name Greg MacMillan capacity Company Secretary

sign here date 17 / 07 / 03

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group, if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Included details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement must accompany this form, together with a written stament certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.


VRI
BioMedical

10th July 2003

Mr Tony Walsh
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
Perth WA 6000

Dear Tony,

I attach a copy of an announcement made to the ASX today by VRI BioMedical Limited (VRI)

Please would you arrange for the current trading suspension on the VRI securities to be lifted.

Yours sincerely,



John Frame
Company Secretary

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831 Australia


VRI
BioMedical

10th July 2003

The Company Announcements Office
Australian Stock Exchange

VRI BioMedical Limited announces a capital raising of approximately $4.3 million to drive the development, marketing and distribution of its probiotic and diagnostic products with a focus on clinical trials.

The Company has issued 6 million shares to institutional and sophisticated investors of Burdett Buckeridge Young ("BBY") at $0.25 per share to raise $1.5 million.

The Company is also conducting a non-renounceable rights issue offering existing shareholders one new share for every 6 shares held at the record date at a price of $0.25 per share and a free option for each share subscribed for. The options will be on the same terms as the options currently on issue and will be listed. The institutional and sophisticated investors who participated in the placement will be entitled to participate in the rights issue. The rights issue will raise an additional $2.8 million and is fully underwritten by BBY, subject to successful lodgement of a prospectus with ASIC.

The money raised will be used for working capital during an important phase of commercialisation and to sponsor clinical trials, which are important in differentiating the Company's world-class products.

For further information please contact Dr Peter French, CEO, on 0412 457 595 or Mr Ron Deane, Chairman, on (03) 59832478

VRI BioMedical Limited
ACN 084 464 193 ABN 97 084 464 193
Level 11, BGC Centre, 28 The Esplanade, Perth WA 6000
PO Box Z5229, St Georges Terrace, Perth WA 6831 Australia

82-34683

VRI BioMedical

8 July 2003

Mr Tony Walsh
Australian Stock Exchange Limited
2 The Esplanade
PERTH WA 6000
(Transmitted by facsimile – 9221 2020)

Dear Tony

Further to your conversation today with Sally Capp I request a suspension of the VRI securities pending a forthcoming announcement.

Yours faithfully



John Frame
Company Secretary

VRI BioMedical

Facsimile

To:	Company Announcement Platform	From:	John Frame
Fax:		Pages:	1
Phone:		Date:	2 July 2003
Re:	**VRI BioMedical Limited – SHARE OPTIONS LAPSED**	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

The following Share Options (which form part of the Employee Share Option Plan) have lapsed:-

CLASS	EXERCISE PRICE	NUMBER LAPSED
VRIAK Unquoted Employee Options 23/11/2006 K. Baxter (for Computershare purposes)	**$0.75**	**300,000**

J R Frame

Company Secretary



Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme VRI Bio Medical Ltd.

ACN/ARSN

1. Details of substantial holder(1)

Name Maktram Pty Ltd.

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on 24/6/03

The previous notice was given to the company on 17/4/03

The previous notice was dated 17/4/03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
1/5/03 - 24/6/03	Maktram P/L	Sold		9[illegible]	934,864.

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Maktram P/L		Current holding		2,751,500

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address

Signature

print name ~~CHRISTINE CLANCY~~ ROBERT CLANCY capacity ~~SECRETARY~~ DIRECTOR

sign here [signature] date 1 / 5 / 03

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) ~~The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.~~

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme VRI Bio-Medical.

ACN/ARSN

1. Details of substantial holder(1)

Name Maktram Pty Ltd.

ACN/ARSN (if applicable)

The holder ceased to be a substantial holder on 30/5/03

The previous notice was given to the company on 25/6/03

The previous notice was dated 25/6/03

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
30/5/03	Maktram P/L	Sold.			

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Maktram Pty Ltd	PO Box 891 Newcastle NSW 2300

Signature

print name PETER IRVING BURROWS capacity Agent

sign here [signature] date 26 6 03